[WLRK Letterhead]

September 29, 2017

VIA EDGAR

Larry Spirgel

Assistant Director

AD Office 11 – Telecommunications

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	CBS Radio Inc.

Amendment No. 3 to Registration Statement on Form S-4/S-1

Filed August 24, 2017

File No. 333-217279

Dear Mr. Spirgel:

On behalf of CBS Radio Inc. (“CBS Radio”), and in response to the comment of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) to Amendment No. 3 to CBS Radio’s Registration Statement on Form S-4/S-1 filed with the Commission on August 24, 2017 (the “Registration Statement”), contained in your letter dated August 31, 2017 (the “Comment Letter”), we submit this letter containing CBS Radio’s response to the Comment Letter. The response relating to Entercom Communications Corp. (“Entercom”) has been provided to CBS Radio by Entercom and/or its counsel.

The response set forth in this letter is numbered to correspond to the numbered comment in the Comment Letter. For your convenience, we have set out the text in bold of the comment from the Comment Letter followed by our response.

Entercom and CBS Radio Unaudited Pro Forma Condensed Combined Financial Statements

2) Purchase Price Allocation, page 162

(2d), page 164

1.

We note on page 121 that Entercom’s long-term projections for CBS Radio’s results for 2017 through 2021 forecasted an increase in CBS Radio’s full year revenue for 2016. However, such projections did not anticipate the loss in market share or decline in market demand that CBS Radio experienced in the first six months of 2017. In light of CBS Radio’s sustained downward trend in advertising revenues through 2017, arising from its loss of market share and the general decline in market demand for radio advertising which is outside its control, disclose the impact, if any, of a change in the assumptions used in the valuation to determine the fair value of its radio broadcasting licenses.

Response: CBS Radio respectfully advises the Staff that the fair value of radio broadcasting licenses is determined using the Greenfield Discounted Cash Flow Method, which values radio broadcasting licenses by modeling a hypothetical start-up station and building it up to a normalized operation using inputs for each relevant market as a whole. These inputs, which are obtained from third-party industry data, include projections of overall advertising revenues in the relevant radio market and average market share for an individual radio station in the market. As a result, CBS Radio’s loss of market share does not impact the assumptions used in the valuation.

CBS Radio respectfully advises the Staff that in order to assess if the impact of general declines in market demand for radio advertising affects the projections of overall advertising revenues in the relevant radio markets, management obtained the most recent third-party projections of overall advertising revenues for each market. The revenue projections for each relevant radio market were compared to the market revenue projections used to determine the fair value of the radio broadcasting licenses reflected in the unaudited pro forma condensed combined financial statements in previous filings of the Registration Statement. This analysis indicates that changes to the overall revenue projections are immaterial. In addition, management determined that no change to the discount rate or other significant inputs used to measure the fair value of radio broadcasting licenses is required. As a result, the fair value of the radio broadcasting licenses changed by one percent, which CBS Radio considers to be immaterial and therefore, CBS Radio determined that revision of the unaudited pro forma condensed combined financial statements is not required. For each future filing of the Registration Statement, CBS Radio and Entercom will continue to assess the valuation of FCC licenses based on then-available market information and will revise the valuation as necessary.

*        *        *         *        *        *

We hope that the foregoing response has been responsive to the Staff’s comments. If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at (212) 403-1314 or by email at deshapiro@wlrk.com or my colleague Marshall P. Shaffer at (212) 403-1368 or by email at mpshaffer@wlrk.com.

Sincerely,

/s/ David E. Shapiro
David E. Shapiro, Esq.

cc:	Lawrence P. Tu, CBS Corporation

Jo Ann Haller, CBS Radio Inc.

Andrew P. Sutor, IV, Entercom Communications Corp.

Zachary A. Judd, Roderick O. Branch and Mark D. Gerstein, Latham & Watkins LLP

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